May 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention:	Laura Crotty Tim Buchmiller

Re:	Chemesis International Inc. Request for Withdrawal of Offering Statement on Form 1-A Filed May 19, 2020 File No. 024-11217

Dear Ms. Crotty and Mr. Buchmiller:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Act”), Chemesis International Inc. (the “Corporation”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the above referenced offering statement (the “Offering Statement”).  Due to the costs associated with meeting regulatory requirements, the Corporation has decided not to pursue a Regulation A exempt offering at this time.

As of this date, the offering has not yet been qualified and none of the securities subject to the Offering Statement have been sold.  Additionally, the Offering Statement is not the subject of a suspension of exemption proceeding under Rule 258 of the Act.

Accordingly, we hereby request that the Commission consent to the withdrawal of the Offering Statement with an order granting the withdrawal as of the date of the filing for this request.  Should the staff of the Commission have further questions regarding this request, please contact the Corporation’s counsel, Rebecca G. DiStefano, Esq. of Greenberg Traurig, P.A., at (954) 768-8221, or the undersigned at (778) 953-4191.  Please provide the undersigned and the Corporation’s counsel with a copy of the order granting withdrawal of the Offering Statement as soon as it is available.

Very truly yours,

/s/ Eli Dusenbury
Eli Dusenbury, Chief Financial Officer

cc:	Ms. Rebecca DiStefano
Mr. Deepak Gill